328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

September 18, 2008
NR#08-18

MAG SILVER EXPANDS SILVER / LEAD / ZINC
MINERALIZATION AT CINCO DE MAYO

1.50 metres of 370 g/t (10.1 opt)silver, 6.89 g/t gold, 19.15 % lead and 9.46% zinc.
2.72 metres of 308 g/t (9.0 opt) silver, 6.59% lead and 6.47% zinc.
 4.70 metres of 114 g/t (3.3 opt) silver, 3.09% lead and 10.92% zinc.

Vancouver, B.C... MAG Silver Corp. (TSX: MAG, AMEX: MVG) (“MAG”) is pleased to announce  assay results from an ongoing drill program on MAG’s 100% owned Cinco de Mayo property in northern Chihuahua State, Mexico. Results from this announcement combined with earlier drilling (Holes 22 through 39: see press releases dated May 12, 2008 and July 8, 2008) demonstrate that the José Manto has a strike length of at least 1,800 metres and remains open along strike and to the southwest. Mineralization and alteration styles and zoning continue to provide strong evidence that a large carbonate replacement system is present at Cinco de Mayo (see attached diagram and website at www.magsilver.com).

Assays are reported below for 15 additional diamond drill holes (08-40 to 08-54). Ten of these holes encountered mineralization in the José Manto (Holes 08-40-41, 44, 46-49 and 51- 54) over a strike length of 2,000 metres in a northwest to southeast direction.  Hole 08-54 is the most north- westerly hole, lying roughly 400 metres to the northwest of Hole 07-20 (discovery hole) and Hole 08-46 is the most south-easterly hole lying 1,200 metres to the southeast of Hole 07-20.  Holes 49 and 50 were drilled across the faults that delimit the flanks of the José Manto.

The highlights include:

Holes 08-40, 44, 46, 48 and 52 all intercepted strong silver, lead, zinc and gold (see Hole 08-48 below) mineralization characteristic of the José Manto.

Holes 08-48 and 08-52 show significant gold values, with 08-48 reporting 1.50 metres of 6.89 grams per tonne (g/t) (0.20 ounces per ton (opt)) gold,  370 g/t (10.8 opt) silver, 19.15% lead and 9.46% zinc.  These holes also contain appreciable amounts of scheelite (tungsten)-bearing skarn.

Hole 08-40 reported 4.70 metres of 114 g/t (3.3 opt) silver, 3.09% lead and 10.92% zinc. This hole is a 100 metre step out from Hole 08-39 which intersected 3.46 metres of 612 g/t silver (17.8 opt), 11.59% lead and 10.92% zinc (see press release dated July 8, 2008).

Hole 08-41 was drilled northwest of holes 08-29 and 38 within the main José Manto drill area and returned 2.72 metres of 308 g/t silver (9.0 opt), 6.59% lead and 6.47% zinc.

All reported intercepts are believed to be true widths.  Another three holes reported here have targeted a number of outlying geophysical and geological anomalies, but did not intersect any significant values.

Three drills are currently working and two continue to focus on the José Manto.  MAG is using a variety of geophysical and geological characteristics to provide vectors for further drilling.  At this time the combination of magnetics and skarn / hornfels alteration is showing a strong vector toward the southeast and west towards the range front.  The focus at this time is to determine the overall extent of the CRD system.

José Manto Description
A picture of the José Manto is starting to emerge. Drilling has progressed outwards with 100 metre to nearly 500 metre step-outs along a 2,000 metre northwest to southeast fence from the Hole 07-20 discovery area. Coherent mineralization occurs along at least 1,800 metres of this trend with a higher grade core approximately 150 – 200 metres wide.  Most of the holes have cut multiple high grade massive sulphide intersections within limestones of the Finlay Formation, with the thickest and most persistent mineralization occurring along its upper contact immediately beneath a major thrust fault. All intercepts lie at about 400 to 550 metres vertical depth.  Mineralization appears to wane towards the northwest whereas both mineralization and alteration increase towards the southeast and southwest.

Many of the holes were targeted on an elongated magnetic low that appears to coincide with two of a series of parallel regional thrust faults.  Mineralization does not appear to extend across the north eastern thrust (compare Holes 08-41 and 08-49) and both hornfels and skarn alteration strengthen to the southeast between these faults.  Drilling density is low, but it appears that skarn intensity diminishes to the southeast from Hole 08-48 while increasing to the southwest towards a third thrust marked by strong jasperoid in its outcrop along the range front.  A group of poorly defined northeast – southwest oriented high angle faults project through this area and may have channelled mineralizing fluids into a trap between the thrusts.

The recent drilling has defined major structural and stratigraphic controls on mineralization, and MAG’s ability to test the José Manto with large drilling step outs is testimony to the widespread nature and potential size of this carbonate replacement (CRD) system.  Further, the scheelite (tungsten)-bearing garnet-pyroxene skarn found in the latest drilling, combined with gold and multi-stage mineralization textures strongly indicate that progressively more proximal zones are being found.  Many of these features are characteristic of the regions largest CRD systems and provide strong vectors for on-going exploration.  MAG’s CRD exploration model indicates that distinctive styles of intrusive rocks should begin to appear in forthcoming drilling.

Cinco de Mayo Exploration

MAG’s focus remains to determine the overall extent of the CRD system, so drilling will be split between following the José Manto towards its source, and seeking both the source and additional mineralization centres elsewhere on the property.  MAG continues to refine its geological model and is employing a variety of geophysical methods to improve drill target vectoring.

Diagrams can be found on the website www.magsilver.com.

Hole	From	To	Width	Silver	Silver	Lead	Zinc	Gold
			metres	g/t	opt	%	%	g/t
40	529.03	529.72	0.69	207.2	6.04	4.77	10.59	0.842
	534.35	535.22	0.87	248.3	7.24	5.67	9.65	0.184
	540.16	540.52	0.36	398.0	11.61	2.56	1.23	0.320
	550.94	555.64	4.70	114.4	3.34	3.09	10.92	0.037
	558.40	558.55	0.15	122.0	3.56	4.07	1.70	0.363
41	444.32	447.04	2.72	308.4	9.00	6.59	6.47	0.067
	455.01	457.00	1.99	241.1	7.03	4.46	11.95	0.115
	506.49	508.12	1.63	61.3	1.79	0.54	3.84	0.021
	520.76	528.20	7.44	52.2	1.52	1.10	3.30	0.063
including	523.85	528.20	4.35	67.6	1.97	1.28	4.90	0.064
including	520.76	522.95	2.19	40.7	1.19	1.14	1.39	0.081
42	NSV
43	303.76	304.36	0.60	37.3	1.09	2.11	0.02	0.477
	305.45	305.79	0.34	46.5	1.36	1.65	3.67	0.094
44	471.66	476.57	4.91	45.1	1.31	0.59	2.82	0.027
including	475.57	476.57	1.00	200.0	5.83	2.66	1.38	0.104
including	471.66	473.97	2.31	6.2	0.18	0.07	5.34	0.010
	533.30	534.04	0.74	73.4	2.14	0.75	8.56	0.048
	536.60	544.64	8.04	4.2	0.12	0.03	1.47	0.005
including	536.60	537.30	0.70	3.2	0.09	0.02	1.69	0.004
including	538.70	539.05	0.35	7.8	0.23	0.03	4.34	<0.005
including	540.95	541.20	0.25	12.5	0.36	0.04	7.26	0.006
including	541.80	542.25	0.45	4.4	0.13	0.06	1.78	<0.005
including	543.07	543.32	0.25	8.0	0.23	0.03	4.72	0.018
including	544.24	544.64	0.40	10.2	0.30	0.05	6.03	0.010
	601.10	604.49	3.39	54.3	1.58	1.35	4.77	0.024
including	603.23	604.49	1.26	142.3	4.15	3.58	12.44	0.039
45	260.15	260.63	0.48	679	19.80	13.25	0.258	0.006
46	171.17	173.86	2.69	136.1	3.97	3.86	1.70	0.023
including	172.95	173.86	0.91	344.7	10.05	9.49	2.85	0.041
	480.06	482.11	2.05	160.4	4.68	1.80	4.16	0.207
47	644.55	645.85	1.30	185.7	5.41	4.72	11.36	0.208
	651.10	652.90	1.80	303.7	8.86	3.70	19.21	0.040
48	624.59	625.82	1.23	32.4	0.94	0.65	3.67	0.099
	637.48	638.71	1.23	184.8	5.39	3.65	4.25	1.392
including	637.48	638.23	0.75	295.0	8.60	5.79	6.19	1.735
	654.65	658.17	3.52	46.3	1.35	1.05	1.38	0.258
	661.38	666.51	5.13	49.2	1.44	1.24	1.49	0.222
including	661.38	662.66	1.28	128.0	3.73	3.30	1.80	0.432
	738.21	740.53	2.32	2.9	0.08	0.16	7.37	0.117
	749.75	751.59	1.84	306.7	8.95	15.89	8.23	5.860
including	749.75	751.25	1.50	370.0	10.79	19.15	9.46	6.890
	813.70	817.60	3.90	16.6	0.48	1.49	1.11	0.928
including	816.20	817.60	1.40	14.1	0.41	0.90	1.12	1.740
49	NSV
50	NSV
51	397.21	398.41	1.20	227.0	6.62	4.22	3.96	0.107
	411.85	412.85	1.00	81.9	2.39	0.78	2.50	0.033
	461.38	461.63	0.25	390.0	11.37	11.40	16.05	0.031
52	228.62	231.07	2.45	217.3	6.34	6.32	5.15	0.103
	614.12	614.75	0.63	143.0	4.17	2.49	8.16	1.950
	635.85	636.97	1.12	104.6	3.05	2.94	3.03	1.694
	733.93	740.17	6.24	15.7	0.46	1.60	3.07	0.275
including	737.95	740.17	2.22	13.7	0.40	2.23	5.30	0.052
including	733.93	735.74	1.81	35.6	1.04	2.59	3.59	0.868
53	303.05	304.55	1.50	9.9	0.29	0.67	4.44	<0.005
	346.70	349.28	2.58	15.6	0.45	0.69	2.51	0.034
54	375.39	375.77	0.38	726	21.17	10.15	19.5	0.234
* NSV = No Significant Values

About Cinco de Mayo
Cinco de Mayo is a 15,000 hectare property straddling the same regionally-mappable structure that contains the largest Carbonate Replacement Deposits (CRDs) in Chihuahua. Exploration is guided by MAG’s CRD exploration model and an airborne magnetic survey that revealed a number of prominent linear anomalies and prominent magnetic lows that are being systematically drilled.  The José Manto mineralization lies along a very strong northwest-trending magnetic anomaly that runs over 3,000 metres through 07-20 to the southeast to previously reported sulphide-rich and hornfels intercepts (see press release of February 19, 2007).   Numerous geophysical targets remain to be drilled along this trend to the northwest, and along parallel and intersecting trends elsewhere in the district.

The drill program will continue to systematically offset the manto style mineralization intersected in drilling while simultaneously testing geophysical anomalies along the structural trends identified in drilling and from the magnetics.

This early stage property is held 100% by MAG and is one of six other district scale projects operated by MAG.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The surface rock samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

Please Note:  Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and http://www.sec.gov/edgar/searchedgar/companysearch.html .

Cinco de Mayo - Don Jose Drill Plan

MAG: TSX
MVG: AMEX

Inset Map
30°10'30"N
107°2'0"W
0
5
10
Km
2,000 meters
CM08-34
CM08-54
CM08-49
CM07-20
CM08-30
CM08-51
CM08-41
CM08-38
CM08-27
CM08-28
CM08-47
CM08-58
CM08-39
CM08-61
CM08-40
CM08-35
CM08-36
CM08-23
CM08-44
CM08-62
CM08-37
CM08-24
CM08-25
CM08-64
CM08-32
CM08-26
CM08-48
CM08-53
CM08-55
CM08-52
CM06-09
Leones Fault
Hornfel Axis
CM08-63
CM08-65
(in progress)
CM08-50
CM08-56
CM08-46
CM08-43
José Thrust Fault
Legend
Holes reported in this press release
Holes reported this press release with values
In Progress or awaiting assays
Holes drilled and reported
0
125
250
500
750
1,000
Meters
*holes without a drill trace are vertical

Cinco de Mayo - Don Jose Drill Plan

MAG: TSX
MVG: AMEX

Exploration Vector
Hornfel Axis
Leones Fault
Exploration Vector
Skarn Intercept Area
José Thrust Fault
CM08-34
CM08-54
CM08-41
CM08-47
CM08-58
CM08-44
CM08-62
CM08-64
CM08-60
CM08-66
CM08-48
CM08-55
CM08-52
CM06-09
CM08-63
CM08-65
CM08-50
CM08-56
CM08-46
CM07-21
CM07-19
CM07-11
CM06-05
CM08-31
CM07-14
CM07-17
CM07-15
CM06-03
CM06-02
Inset Map
30°10'30"N
107°2'0"W
0 5 10 Km
Legend
Holes reported in this press release
Holes reported this press release with values
In Progress or awaiting assays
Holes drilled and reported
0 125 250 500 750 1,000 Meters
*holes without a drill trace are vertical
MAG